[LOGO] US BANK(R)

INSTITUTIONAL FINANCIAL SERVICES                         CHRISTOPHER O. PETERSEN
U.S. Bank Place, MPFP 2016                               Corporate Counsel
601 Second Avenue South
Minneapolis, MN 55402
Phone: 612-973-0384
Fax: 612-973-0072
E-mail: christopher.petersen@usbank.com


May 22, 2001

Securities and Exchange Commission
Attn: Cindy Rose
450 5th Street N.W.                                     VIA EDGAR CORRESPONDENCE
Washington, D.C. 20549-0506                             ------------------------

         RE:      APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT
                  FIRST AMERICAN FUNDS, INC. (FILE NOS. 2-74747 AND 811-3313)

Dear Ms. Rose:

         This filing is intended to accomplish the withdrawal of Post-Effective Amendment Nos. 34 and 35 filed with the Securities and Exchange Commission under Rule 485(a) on March 15, 2001 and April 11, 2001, respectively.

         Please contact me if you have any questions or require additional information.

Very truly yours,


/s/ Christopher O. Petersen


Christopher O. Petersen